EXHIBIT 11.1 - Statement Regarding Computation of Per Share Earnings Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, Consolidated Statements of Income for the three months ended March 31, 2015 and 2014, included in this report as Exhibit 13.3.

Earnings Per Share

Net Income / Weighted average shares of common stock outstanding for the period

	Three months ended March 31,
	2015	2014
Weighted Average Shares Outstanding	1,718,730	1,718,730
Net Income	$1,038,052	$446,256
Per Share Amount	$0.60	$0.26

No common stock equivalents exist.